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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)*

New Frontier Media, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

644398109

(CUSIP Number)

Edward J. Bonn
15303 Ventura Blvd., Suite 1070
Sherman Oaks, CA 91403
(818) 788-0123

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

Copy to:

Thaddeus Bereday, Esq.
Brobeck, Phleger & Harrison LLP
2100 Reston Parkway, Suite 203
Reston, VA 20191
(703) 621-3000

July 9, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 3 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 644398109	13D	Page 2 of 3 Pages

     Pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended, the Statement on Schedule 13D, dated October 27, 1999, as amended by Amendment No. 1 dated March 22, 2002, Amendment No. 2 dated March 29, 2002, Amendment No. 3 dated April 1, 2002, Amendment No. 4 dated May 20, 2002, Amendment No. 5 dated May 23, 2002, Amendment No. 6 dated May 30, 2002 and Amendment No. 7 dated June 10, 2002 (the “Statement”), filed by Edward J. Bonn and BEF, LLC, relating to the common stock, par value $.0001 per share (the “Common Stock”), of New Frontier Media, Inc., a Colorado corporation (the “Issuer”), is hereby amended as set forth below.

     Unless otherwise indicated, capitalized terms used herein shall have the same meanings ascribed to them in the Statement. The information set forth in the Exhibits attached hereto is hereby expressly incorporated herein by reference, and the response to each item herein is qualified in its entirety by the provisions of such Exhibits.

Item 4.  Purpose of Transaction.

     Item 4 is hereby amended and supplemented as follows:

     On July 9, 2002, Mr. Bonn issued a press release in connection with his resignation from the board of directors of the Issuer.

Item 7.  Material to be Filed as Exhibits.

     Item 7 is hereby amended and supplemented as follows:

Exhibit 1	Joint Filing Agreement dated as of March 21, 2002, between Mr. Bonn and BEF (previously filed)

Exhibit 16	Press Release issued July 9, 2002.

CUSIP No. 644398109	13D	Page 3 of 3 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 9, 2002	/s/ Edward J. Bonn
Edward J. Bonn

Date: July 9, 2002	BEF, LLC

	By:	/s/ Edward J. Bonn
Edward J. Bonn Manager

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power or attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)